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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of February, 2001

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____        No __X__


On February 13, 2001 AltaRex Corp. (the "Company") announced that it has closed its previously announced private placement of Common Shares, resulting in gross proceeds of C$8.3 million and the issuance of 4,402,211 Common Shares.


                                INDEX TO EXHIBITS

EXHIBIT NO.                                  DESCRIPTION
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
99.1                Press Release Regarding Private Placement of Common Shares, dated
                    February 13, 2001.


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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ALTAREX CORP.


                                             By: /s/ Edward M. Fitzgerald
                                                 -------------------------------


                                             Name: Edward M. Fitzgerald


                                             Title: Senior Vice President and
                                                    Chief Financial Officer

                                             Date: February 15, 2001


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